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FORM 3                                              OMB APPROVAL
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                                         OMB Number:              3235-0104
                                         Expires:          December 1, 2001
                                         Estimated average burden
                                         hours per response             0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940
                          (Print or Type Responses)

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1. Name and Address of Reporting Person*

Robert Bosch GmbH
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   (Last)               (First)              (Middle)

Robert Bosch Platz 1
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                        (Street)

7039 Gerlingen-Schillerhoehe, Germany
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   (City)                (State)              (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)


December 10, 2000
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3. IRS Identification Number of Reporting Person, if an entity (voluntary)



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4. Issuer Name AND Ticker or Trading Symbol


Detection Systems, Inc.
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)


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6. If Amendment, Date of Original (Month/Day/Year)



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7. Individual or Joint/Group Filing
   (Check all applicable)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

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
                             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                    2. Amount of Securities   3. Ownership         4. Nature of Indirect Beneficial Ownership
    (Instr. 4)                              Beneficially Owned        Form: Direct         (Instr. 5)
                                            (Instr. 4)                (D) or Indirect
                                                                      (I) (Instr. 5)
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
Common Stock, par value $.05 per share          197,900                    D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)
  (v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

(Over)
Sec 1473 (3-99)


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FORM 3 (continued)

       TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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  1. Title of Derivative   2. Date Exer-         3. Title and Amount of Securities   4. Conver-    5. Owner-    6. Nature of
     Security (Instr. 4)      cisable and           Underlying Derivative Security      sion or       ship         Indirect
                              Expiration            (Instr. 4)                          Exercise      Form of      Beneficial
                              Date              -----------------------------------     Price of      Deriv-       Ownership
                              (Month/Day/Year)                                          Deriv-        ative        (Instr. 5)
                          ---------------------                           Amount        ative         Security:
                                                                          or            Security      Direct
                           Date       Expira-            Title            Number                      (D) or
                           Exer-      tion                                of                          Indirect
                           cisable    Date                                Shares                      (I)
                                                                                                      (Instr. 5)
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
Stock Option Agreement      (1)        (1)       Common Stock, par      1,138,596       $18.00          I       By: Bosch Security
                                                 value $.05 per share                                           Systems Corporation,
                                                                                                                a wholly owned
                                                                                                                subsidiary
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Voting and Option Agreement (1)        (1)       Common Stock, par       586,758        $18.00          I       By: Bosch Security
                                                 value $.05 per share                                           Systems Corporation,
                                                                                                                a wholly owned
                                                                                                                subsidiary
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

Explanation of Responses:

(1) Pursuant to an Agreement and Plan of Merger, dated as of December 10, 2000, as amended (the "Merger Agreement"), between Robert Bosch GmbH, a limited liability company organized under the laws of Germany (the "Parent"), and Detection Systems, Inc., a New York corporation (the "Company"), to which Bosch Security Systems Corporation, a New York corporation (the "Purchaser"), subsequently became a party, Parent and the Purchaser, pursuant to an Offer to Purchase dated December 20, 2000, offered to purchase all outstanding shares of common stock, par value $.05 per share (the "Shares"), of the Company at price of $18.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. As an inducement to Parent to enter into the Merger Agreement, Parent and the Company have entered into a Stock Option Agreement dated as of December 10, 2000 (the "Stock Option Agreement") pursuant to which, among other things, the Company granted Parent an irrevocable option (the "Company Option") to purchase, subject to certain conditions, up to 1,138,596 newly issued Shares (the "Option Shares") at $18.00 per Share in cash.

The Company Option is exercisable after January 2, 2001 and terminates upon certain events as described in the Stock Option Agreement. Parent has assigned its rights under the Stock Option Agreement to the Purchaser. A copy of the Stock Option Agreement has been filed as Exhibit (d)(3) to the Schedule TO filed by Parent and the Purchaser on December 20, 2000 and is incorporated herein by reference. Additionally, as an inducement to enter into the Merger Agreement with the Company, Parent has also entered into a Voting and Option Agreement dated as of December 10, 2000 (the "Voting and Option Agreement") with certain shareholders of the Company as to an aggregate of 586,758 Shares, pursuant to which, among other things, such shareholders have granted parent an option to purchase (the "Shareholder Option"), subject to certain conditions, all such Shares at a price of $18.00 per Share. The Stockholder Option is exercisable upon certain events as described in the Voting and Option Agreement. Parent has assigned its rights under the Voting and Option Agreement to the Purchaser. A copy of the Voting and Option Agreement has been filed as Exhibit (d)(4) to the Schedule TO filed by Parent and the Purchaser on December 20, 2000 and is incorporated herein by reference.


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

ROBERT BOSCH GMBH

By: /s/ Georg Hanen                          December 20, 2000
   -----------------------------------       -----------------
     ** Signature of Reporting Person             Date


By: /s/ Dr. Heiko Carrie                     December 20, 2000
   -----------------------------------       -----------------
     ** Signature of Reporting  Person            Date


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                          Page 3

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                                                        Joint Filer Information

Name:             Bosch Security Systems Corporation

Address: c/o Coudert Brothers
                  Attn: Brian E. McGunigle, Esq.
                  1114 Avenue of the Americas
                  New York, NY 10036

Designated Filer: Robert Bosch GmbH

Issuer & Ticker Symbol:  Detection Systems, Inc. (DETC)

Date of Event:  December 10, 2000

Signature:  /s/ Gary Saunders       Date: December 20, 2000
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